CONSULTING SERVICES AGREEMENT

This CONSULTING SERVICES AGREEMENT ("Agreement"), made effective this 10th day of September, 2002, between Walker International Industries Inc. ("Company"), a validly existing corporation with its principal office located at 370 Old Country Road, Suite 200, Garden City, New York 11530, and John C. Flanders Jr. ("Consultant), a resident of the state of Arizona whose office address is 21436
N. 20th Avenue, Phoenix, AZ 85027.

                                    RECITALS

I. Company desires to retain Consultant as Technology Advisor to provide the services described in this Agreement; and

II. Consultant desires to provide such services to Company pursuant to this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and conditions as set forth herein, and other valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

                                   AGREEMENTS


1. Services: Consultant shall perform for Company the services described in Exhibit "A" attached hereto and by this reference incorporated herein (the "Services"), which shall be executed by both parties.

2. Payment for Services: Company agrees to pay Consultant for the Services in accordance with the schedule contained in Exhibit "B" attached hereto and by this reference incorporated herein, which shall be executed by both parties.

3. Cooperation: During the term of this Agreement, the parties shall communicate, cooperate, and provide each other with ready access to their respective staff and resources as is necessary to provide the Services and to otherwise effectuate the purposes of this Agreement.

4. Independent Contractor: Consultant is providing the Services to Company as an independent contractor, and this Agreement does not create an employer/employee relationship, nor does this Agreement create a relationship of joint venturers, partners, associates or any other relationship between the parties other than that of independent contractor. Consultant shall be working from its own office, using its own equipment, and shall have no right to utilize the offices or equipment of Company unless specifically requested. Consultant shall have the right to retain, and will be solely responsible for, its own employees, agents, and representatives. All such persons will be retained by the Consultant at its own risk, expense, and supervision, and Consultant shall have no right of compensation or reimbursement from or against Company in connection with such retention in the absence of a prior written agreement between the parties. Consultant shall be solely responsible for payment of all taxes as may be imposed on any income derived by Consultant hereunder and for any and all other liabilities arising out of Consultant's independent status. To the extent that Company pays any taxes or other sums on Consultant's behalf for any reason, Consultant shall promptly indemnify or reimburse Company for any and all such sums.

5. Confidential Information: Consultant acknowledges that during the course of performance of the Services referenced herein, he may come into possession of Company's Confidential Information. For the purposes of this agreement, "Confidential Information" shall mean any information, not generally known in the trade or industry, which was obtained from Company, or which was learned, discovered, developed, conceived, originated, or prepared during or as a result of Consultant's performance hereunder on behalf of Company and which falls within the following general categories: (i) information relating to trade secrets; (ii) information relating to existing or contemplated products, services, technology, designs, computer systems, computer software and research, or developments; (iii) information relating to business plans, sales or marketing methods, methods of doing business, customer lists, customer usages and/or requirements, and supplier information; (iv) information relating to proprietary computer software not generally known to the public; and (v) any other confidential information the parties may wish to protect by patent, copyright, or by keeping such information secret and confidential.

          Consultant understands and agrees that Confidential Information is vitally important, is critical to the ongoing business of, and is of immeasurable value to Company. Consultant hereby agrees to hold in the strictest confidence and to not divulge to anyone, at any time during or after the termination of this Agreement, any of Company's Confidential Information, and to not use such information for Consultant's personal benefit, for the direct or indirect benefit of any other person, firm, corporation, or entity without the prior written consent of the other party. Upon termination of this Agreement, Consultant agrees to deliver to Company all computer disks, notebooks, and any other data in relation thereto, containing, embodying, or evidencing any of the Confidential Information or Trade Secrets described herein.

          Consultant acknowledges and agrees that Company will have no adequate remedy at law if there is a breach or threatened breach of this Section and, accordingly, that Company shall be entitled to an injunction against such breach. Nothing herein shall be construed as a waiver of any other legal or equitable remedies which may be available to either party if the other party breaches this Section.

6. Assignment of Work Product: Consultant is performing the Services for Company at Company's request. Company shall have exclusive ownership of and title to all products, developments, processes, and techniques that may result from Consultant's performance hereunder.

7. Warranty: Consultant represents and warrants to Company that he has the skill, experience, and expertise to perform the duties set forth herein, and that such duties shall be performed in full compliance with all laws, statutes, ordinances and rules that may apply to Consultant's performance thereof. Consultant agrees, at his own expense, to indemnify, defend and hold harmless Company, and its officers, directors, shareholders, employees, agents, and representatives against all liability, demands, claims, costs, penalties, suits, or settlements brought against Company in any forum whatsoever, if such matters arise from or are related to (i) any untruth, inaccuracy, misrepresentation, or breach of any of Consultant's warranties or representations set forth in this Agreement; (ii) any active or passive negligence on the part of Consultant in the performance of its duties as set forth herein, and (iii) any failure by Consultant to comply with all laws, statutes, ordinances, and rules that apply to the performance of Consultant's duties.


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


8. Assignment : This Agreement shall be binding upon, and inure to the benefit of Company, its successors, and assigns. However, Consultant's duties are personal and may not be delegated by Consultant without Company's express prior written consent.

9. Term and Termination: This Consulting Services Agreement is for the term of six (6) months. During such term, either party may terminate this Agreement upon thirty (30) days written notice. Upon such termination, Company shall pay any and all amounts due and owing to Consultant as of the date of termination.

10.  General Provisions:

     (a) Notices: Any notice or communication required under this Agreement to be made to either party shall be typewritten in English and shall be considered delivered when personally delivered, delivered by registered mail with confirmed receipt (postage prepaid), or delivered by overnight courier to the address of the party as set forth above.

     (b) Titles and Captions: All article and section titles or captions in this Agreement are for convenience only. They shall not be deemed a part of this Agreement, and in no way define, limit, extend, or describe the scope or intent of any of its provisions.

     (c) Amendments: No supplement, modification, or amendment of any term, provision, or condition of this Agreement shall be binding or enforceable unless executed in writing by the party against whom enforcement is sought as to such supplementary or modified or amended term or condition.

     (d) Entire Agreement and Waiver: This Agreement constitutes the entire agreement between the parties hereto, and supersedes all prior and contemporaneous agreements, arrangements, negotiations, and understandings between the parties hereto relating to the subject matter hereof. There are no other understandings, statements, promises or inducements, oral or otherwise, contrary to the terms of this Agreement. No representations, warranties, covenants, or conditions, express or implied, whether by statute or otherwise, other than as set forth herein have been made by any party hereto. No waiver of any term, provision, or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or shall constitute, a waiver of any other provision hereof, whether or not similar, nor shall any such waiver constitute a continuing waiver, and no waiver shall be binding unless executed by the party making such waiver.

     (e) Third Parties: Nothing in this Agreement (whether express or implied) is intended to confer upon any person other than the parties hereto and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement, nor is anything in this Agreement intended to relieve or discharge the liability of any other party hereto, nor shall any provision hereof give any entity any right to subrogation against or action over against any party.

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


     (f) Counterparts: This Agreement may be executed in one or more counterparts, each of which together shall constitute one and the same instrument.

     (g) Invalidity of Provisions: If any provisions of this Agreement is or becomes wholly or partly invalid, illegal, or unenforceable: (i) the validity, legality, and enforceability of the remaining provisions shall continue in force unaffected, and (ii) the parties shall meet as soon as possible and negotiate in good faith upon a replacement provision that is legally valid and that as nearly as possible achieves the objectives of the Agreement and produces an equivalent economic effect, which replacement provision shall apply as of the date that the replaced provision had become invalid, illegal, or unenforceable.

     (h) Force Majeure: Any prevention, delay, or stoppage due to causes beyond the parties' control, including, but not limited to, acts of God, public enemies, war, civil disorder, fire, flood, explosion, labor disputes or strikes, or any acts or orders of any governmental authority, inability to obtain supplies or materials (including, without limitation, computer hardware), shall excuse the performance of that party of its obligations hereunder for a period equal to any such prevention, delay, or stoppage.

     (i) Governing Law/Arbitration: This Agreement shall be construed and governed in accordance with the laws of the State of New York, U.S.A. without regard to any conflicts of law rules. Any controversy or claim arising out of or relating to this Agreement shall be determined by arbitration in accordance with the International Arbitration Rules of the American Arbitration Association. The number of arbitrators shall be one (1) and the place of arbitration shall be Phoenix, Arizona, and the language of the arbitration shall be in English. The arbitrator's award shall be specifically enforceable in any court of appropriate jurisdiction and shall be deemed final for all purposes. In any arbitration or legal action brought to enforce the provisions hereof, the prevailing party in such action shall be entitled to have its reasonable attorney's fees, arbitration costs, and litigation expenses paid by the non-prevailing party.

     (j) Survivability: The provisions of Paragraphs 5, 6, and 7 shall survive termination of this Agreement.

           IN WITNESS WHEREOF, the parties have executed the Agreement as of the day and year written above.

COMPANY                                   CONSULTANT

Walker International Industries, Inc.

By:    /s/ Mitchell S. Segal             By:    /s/ John C. Flanders, Jr.

Name:  Mitchell S. Segal                 Name:  John C. Flanders, Jr.

Title: President                         Title: Consultant/112 Degrees Tech Inc.

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


                                   EXHIBIT "A"

                                    Services

Consultant shall provide Company with the following Technical Advisor services:

     1.   Review of Current Technology Infrastructure
     2.   Interviews with Key Technical Management
     3. Review of Business Plan and make comments on Technical Initiatives Industry
     4.   Industry Research and the use of Technology
     5.   eCommerce and Web site analysis
     6.   eCommerce and Web site marketing analysis
     7.   Other technical advice as needed.

While Consultant as an array of experience, this Agreement is for technical advisor services only. Any other consulting would fall under a separate contract. Specifically, Company understands that Consultant is not offering any corporate finance related or legal related advise. Compensation to Consultant is solely on the basis of the technical services outlined in this Agreement.


COMPANY                                CONSULTANT
Walker International Industries, Inc.

By:    /s/ Mitchell S. Segal           By: /s/ John C. Flanders, Jr.
       ---------------------              --------------------------

Name:  Mitchell S. Segal               Name: John C. Flanders, Jr.
       -----------------                    -------------------------

Title: President                       Title: Consultant/112 Degrees Tech Inc.
       ------------                           --------------------------------


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


                                   EXHIBIT "B"

                          Rate of Payment for Services

                     In consideration for Services to be rendered by the Consultant pursuant to this Agreement, Company shall provide Consultant with the following:

1. Stock Issuance: Consultant shall be issued Twenty Thousand (20,000) Shares of fully registered and unrestricted Common Stock as payment for executing this Agreement.

2.   Stock Options: There are no stock options being issued to Consultant


3. Expenses: Pre-approved expenses shall be reimbursed within fourteen (14) days of a valid, pre approved expense report being submitted to the Company.


COMPANY                                     CONSULTANT
Walker International Industries, Inc.

By:    /s/ Mitchell S. Segal             By: /s/ John C. Flanders, Jr.
       ---------------------                 --------------------------

Name:  Mitchell S. Segal                 Name: John C. Flanders, Jr.
       -----------------                       ------------------------

Title: President                         Title: Consultant/112 Degrees Tech Inc.
       ------------                             --------------------------------


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